INNOVATIVE RECORDINGS LLC / POTOMAC FOOD AND BEVERAGE
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
47900 · Sales Income	357,049.75
47903 · Music Scoring Soundtrack Films	278,528.29
Total Income	635,578.04
Cost of Goods Sold	
51700 · Media Purchased for Clients	61,751.26
53500 · Subcontracted Services	75,600.55
Total COGS	137,351.81
Gross Profit	498,226.23
Expense	
55000 · Printing and Reporduction	35,118.00
60000 · Security Expense	12,454.22
60200 · Automobile Expense	11,548.36
60400 · Bank Service Charges	4,288.17
61700 · Computer and Internet Expenses	8,547.62
62400 · Depreciation Expense	30,484.18
62500 · Dues and Subscriptions	97.12
63300 · Insurance Expense	94,820.97
64200 · Marketing Expense	17,005.16
64300 · Meals and Entertainment	8,420.18
64900 · Office Supplies	1,347.81
66000 · Payroll Expenses	65,000.00
66700 · Professional Fees	98,000.00
67100 · Rent Expense	30,000.00
67200 · Repairs and Maintenance	603.44
68100 · Telephone Expense	6,358.19
68400 · Travel Expense	16,182.63
68600 · Utilities	4,442.18
Total Expense	444,718.23
Net Ordinary Income	53,508.00
Net Income	**53,508.00**

INNOVATIVE RECORDINGS LLC / POTOMAC FOOD AND BEVERAGE
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
10000 · Chase Bank	109,625.00
10003 · Chase Bank - Payroll	2,963.25
Total Checking/Savings	112,588.25
Accounts Receivable	
10007 · Accounts Receivable	5,263.12
Total Accounts Receivable	5,263.12
Total Current Assets	117,851.37
Fixed Assets	
15000 · Furniture and Equipment	54,935.22
16000 · Computer Equipment	97,485.66
17000 · Accumulated Depreciation	-30,484.18
Total Fixed Assets	121,936.70
Other Assets	
17300 · Intangible / Patents	4,000,000.00
17500 · Inventories	-62,968.25
Total Other Assets	3,937,031.75
TOTAL ASSETS	**4,176,819.82**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
18000 · Accounts Payable	31,484.00
Total Accounts Payable	31,484.00
Other Current Liabilities	
18500 · Deferred Income Taxes	18,980.08
24000 · Payroll Liabilities	2,963.25
Total Other Current Liabilities	21,943.33
Total Current Liabilities	53,427.33
Total Liabilities	53,427.33
Equity	
30000 · Opening Balance Equity	69,884.49
30100 · Capital Stock	4,000,000.00
30200 · Dividends Paid	-146,372.00
32000 · Retained Earnings	146,372.00
Net Income	53,508.00
Total Equity	4,123,392.49
TOTAL LIABILITIES & EQUITY	**4,176,819.82**

INNOVATIVE RECORDINGS LLC / POTOMAC FOOD AND BEVERAGE
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	53,508.00
Adjustments to reconcile Net Income	
to net cash provided by operations:	
10007 · Accounts Receivable	-5,263.12
18000 · Accounts Payable	31,484.00
18500 · Deferred Income Taxes	18,980.08
24000 · Payroll Liabilities	2,963.25
Net cash provided by Operating Activities	101,672.21
INVESTING ACTIVITIES	
15000 · Furniture and Equipment	-54,935.22
16000 · Computer Equipment	-97,485.66
17000 · Accumulated Depreciation	30,484.18
17300 · Intangible / Patents	-4,000,000.00
17500 · Inventories	62,968.25
Net cash provided by Investing Activities	-4,058,968.45
FINANCING ACTIVITIES	
30000 · Opening Balance Equity	69,884.49
30100 · Capital Stock	4,000,000.00
30200 · Dividends Paid	-146,372.00
32000 · Retained Earnings	146,372.00
Net cash provided by Financing Activities	4,069,884.49
Net cash increase for period	112,588.25
Cash at end of period	**112,588.25**